Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
(919) 379-4300

Alliance One International Reports Fiscal Year 2013 First Quarter Results

Morrisville, NC - August 2, 2012 - Alliance One International, Inc. (NYSE: AOI) today announced results for its first fiscal quarter ended June 30, 2012.

First Quarter Results

For the first quarter ended June 30, 2012, the Company reported a net loss of $30.7 million, or $0.35 per basic share, compared to net income last year of $1.3 million, or $0.02 per basic share.

Revenues for the first quarter were comparable with last year based on sales expectation more heavily weighted to the back half of the year due to industry dynamics. Total kilos sold increased 2% to 76.9 million resulting in $343.9 million in tobacco revenues, consistent with last year. Our processing and other income decreased $4.1 million to $13.9 million due to the later timing of the Brazilian crop this year. Additionally, as anticipated, reduced tobacco volumes will be toll processed in Brazil as a result of the smaller crop size this year following lower prices paid to farmers last year.

Mark W. Kehaya, Chief Executive Officer, said "Our profitability was impacted during the quarter by $13.0 million in foreign currency hedge costs this year versus income of $6.7 million last year or a $19.7 million change. The hedge expense this year is a result of significant Brazilian Real volatility due to changing global economic outlook that will be offset as we sell the associated lower US dollar cost inventory later this year. Excluding the impact of these hedges and gains of $3.3 million related to other currency effects, gross profit from operations for the quarter would have increased $1.8 million versus last year. Foreign exchange rate volatility also impacted taxes this year due to balance sheet re-measurement resulting in additional non-cash expense of $10.5 million this year, a $14.8 million increase versus a gain of $4.3 million last year.

"Our restructuring and efficiency initiatives from last year continue to deliver improvements and after excluding non-cash stock-based compensation, our SG&A decreased an additional $0.5 million to $33.5 million this year. FCPA Monitor expenses also impacted SG&A and increased $0.1 million versus last year to $1.3 million. The monitor's engagement is beginning its third year and once complete will further reduce SG&A.

Mr. Kehaya concluded, "Based on orders for this fiscal year and current cost estimates, we anticipate improved volumes, revenue and profitability for the full year versus last year. We will continue to execute on our plan that includes additional investment that should further improve operational efficiencies and our results."

J. Pieter Sikkel, President, remarked, "We are experiencing undersupply in certain high quality tobaccos that has increased the competitive landscaping for these styles. Our dedicated farmer base and agronomy focus are essential to our sustainable security of supply strategy and we plan on continued investments where our customers recognize value.

Mr. Sikkel concluded, "Uncommitted inventories remain within our stated range and total inventory is well positioned at $977.8 million. As a result of the smaller crop sizes this year and reduced associated supply versus demand we anticipate lower yearend inventory levels versus last year that should also help reduce yearend debt levels. Further focus on efficiency opportunities, combined with our strong global team executing our plan, should lead to another year of operational improvements as we strive to deliver enhanced shareholder value."

Performance Summary for the First Fiscal Quarter Ended June 30, 2012

Sales and other operating revenues of $357.8 million were comparable to the prior year, although reduced third party processing resulted from delays in Brazilian farmer deliveries of the current crop. Tobacco revenues of $343.9 million remained consistent when compared to the prior year. Gross profit decreased 26.0% to $41.6 million this year and as a percentage of sales decreased from 15.6% last year to 11.6%, mainly due to Brazilian currency hedge expense partially offset by exchange gains from operating costs denominated in other currencies. The expense experienced during the period on foreign currency hedges should be offset by lower U.S. dollar operating costs of foreign sourced tobaccos that will be sold in future periods. Selling, general and administrative costs increased 3.1% due to increased stock based compensation costs. Primarily as a result of the impact of foreign currency hedge expense, operating income decreased $18.5 million compared to the prior year. After increased interest costs, related to higher average borrowings and higher average rates, pretax income decreased $20.3 million compared to last year. Our effective tax rate decreased from 354.2% in 2011 to (44.3)% this year. The significant variance in the effective tax rate between years is primarily a result of a specific event adjustment expense related to unrecognized tax benefit liabilities and net exchange losses on income tax accounts this year, compared to exchange gains on income tax accounts last year.

South America Region

Tobacco revenues increased $26.5 million or 18.6% primarily due to increased kilos sold and improved average selling prices. The volume increase is mainly attributable to customer mix and opportunistic sales of old crop this year. Partially offsetting increased tobacco revenues was a $4.1 million decrease in processing and other revenues driven by delays in Brazilian grower deliveries. A smaller crop will impact volume in that market this year. Gross profit decreased $16.4 million and gross profit as a percentage of sales also decreased as a result of foreign currency hedge expense, higher green costs due to the smaller crop this year and the related impact on processing costs. The foreign currency hedging impact should be offset by lower U.S. dollar operating costs of the Brazilian crop as it is sold in future periods.

Value Added Services

Tobacco revenues decreased $2.3 million or 6.9% primarily from a decrease of kilos sold due to timing shifts resulting from customer competition, partially offset by an increase in average sales prices due to product mix. Gross profit decreased $0.5 million and gross profit as a percentage of sales remained consistent with the prior year.

Alliance One International Inc.
Page 3

Other Regions

Tobacco revenues decreased $23.9 million or 14.3%, mainly as a result of reduced kilos sold and decreased average sales prices. Gross profit increased $2.3 million and gross profit as a percentage of sales increased compared to 2011 primarily due to exchange gains related to the devaluation of the Malawi Kwacha, the Euro and other foreign denominated operating costs. Average sales prices decreased mainly due to the change in green costs between crops. Decreased revenues were driven by the timing of shipments that were accelerated into fiscal 2012 from Asia, the currency impact on Euro-denominated sales and the non-recurrence of opportunistic sales in Europe. Gross profit percentage increases were attributable to the exchange rate impact on foreign denominated operating costs.

Liquidity and Capital Resources

As of June 30, 2012, available credit lines and cash remained well positioned at $516.1 million, comprised of $127.9 million in cash and $388.2 million of credit lines, of which $9.0 million was exclusively for letters of credit.

Fiscal Year 2013, First Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its first fiscal quarter ended June 30, 2012, on August 2, 2012 at 5:30 P.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 8:30 P.M. ET, August 2nd through 8:30 P.M. August 7th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 9406839. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

-MORE-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS *(Unaudited)*

	Three Months Ended June 30,	
(in thousands, except per share data)	2012	2011
Sales and other operating revenues	$357,770	$361,564
Cost of goods and services sold	316,207	305,316
Gross profit	41,563	56,248
Selling, general and administrative expenses	36,094	34,955
Other income (expense)	(190)	3,230
Restructuring charges	—	769
Operating income	5,279	23,754
Interest expense (includes debt amortization of $2,592 and $2,580 for the three months in 2012 and 2011, respectively)	27,115	25,776
Interest income	998	1,491
Loss before income taxes and other items	(20,838)	(531)
Income tax expense (benefit)	9,239	(1,881)
Equity in net loss of investee companies	(195)	—
Net income (loss)	(30,272)	1,350
Less: Net income attributable to noncontrolling interests	471	29
Net income (loss) attributable to Alliance One International, Inc.	$ (30,743)	$ 1,321
Earnings (loss) per share:		
Basic	$ (0.35)	$ 0.02
Diluted	$ (0.35)	$ 0.02
Weighted average number of shares outstanding:		
Basic	87,192	86,812
Diluted	87,192	110,082